UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-42170

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Collective Mining Ltd.
(Translation of registrant’s name into English)

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82 Richmond Street East, 4th Floor
Toronto, Ontario
Canada, M5C 1P1
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Notice of Annual Meeting of Shareholders
99.2	Notice of Meeting and Management Information Circular dated May 9, 2025
99.3	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Collective Mining Ltd.
Date: May 16, 2025	By:	/s/ Paul Begin
	Name:	Paul Begin
	Title:	Chief Financial Officer and Corporate Secretary